UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89818A102

(CUSIP Number)

Qiang Li

Unit 1217-1218, 12F of Tower B, Gemdale Plaza

No. 91 Jianguo Road, Chaoyang District, Beijing 100022

People’s Republic of China

(86) 10-85712518

With a copy to:

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers West (23Fl)
12B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS WANCHUN HOU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,558,764(1)(2)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,558,764(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,764(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%(2)(3)
14.	TYPE OF REPORTING PERSON IN

(1) The 8,558,764 shares of Common Stock of the Company (as defined below) are owned by Chief Honour Investments Limited, a British Virgin Islands company (“Chief Honour”). Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Pursuant to a share transfer agreement dated September 21, 2009 by and between Lao Chi Weng, as transferor, and Dr. Wanchun Hou, as transferee (the “Hou STA”), Lao Chi Weng has irrevocably and unconditionally granted to Dr. Wanchun Hou the right to acquire any or all of the 1,000 outstanding shares of Chief Honour at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to an entrustment agreement dated May 30, 2011 (which replaced an entrustment agreement dated October 1, 2009), by and between Chief Honour, Capital Melody Limited, a British Virgin Islands company (“Capital Melody”, and collectively with Chief Honour, “Party A”), Dr. Wanchun Hou and Mr. Qiang Li (the “Entrustment Agreement”), Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(2) In addition to the 8,558,764 shares of Common Stock of the Company shown above as beneficially owned by Dr. Wanchun Hou, as further described in Item 2 below, Dr. Wanchun Hou could also be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr. Qiang Li and Capital Melody. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(3) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 18, 2013, as disclosed in the Schedule 14A filed by the Company with the SEC (as defined below) on November 22, 2013.

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CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CHIEF HONOUR INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,558,764 (4)(5)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,558,764 (4)(5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,764(4)(5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%(5)(6)
14.	TYPE OF REPORTING PERSON CO

(4) The 8,558,764 shares of Common Stock of the Company are owned by Chief Honour. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Pursuant to the Hou STA, Lao Chi Weng has irrevocably and unconditionally granted to Dr. Wanchun Hou the right to acquire any or all of the 1,000 outstanding shares of Chief Honour at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(5) In addition to the 8,558,764 shares of Common Stock of the Company shown above as owned by Chief Honour (and beneficially owned by Dr. Wanchun Hou), as further described in Item 2 below, Chief Honour and Dr. Wanchun Hou could also be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr. Qiang Li and Capital Melody. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(6) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 18, 2013, as disclosed in the Schedule 14A filed by the Company with the SEC on November 22, 2013.

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CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS QIANG LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	17,600
	8.	SHARED VOTING POWER	7,580,619(7)(8)
	9.	SOLE DISPOSITIVE POWER	17,600
	10.	SHARED DISPOSITIVE POWER	7,580,619(7)(8)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,219(7)(8)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.64%(8)(9)
14.	TYPE OF REPORTING PERSON IN

(7) The 7,580,619 shares of Common Stock of the Company are owned by Capital Melody. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Pursuant to a share transfer agreement dated September 21, 2009 by and between Lao Chi Weng, as transferor, and Mr. Qiang Li, as transferee (the “Li STA”), Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(8) In addition to the 7,598,219 shares of Common Stock of the Company shown above as beneficially owned by Mr. Qiang Li, as further described in Item 2 below, Mr. Qiang Li could also be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr, Wanchun Hou and Chief Honour. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(9) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 18, 2013, as disclosed in the Schedule 14A filed by the Company with the SEC on November 22, 2013.

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CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CAPITAL MELODY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,580,619(10)(11)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,580,619(10)(11)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,580,619(10)(11)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.64%(11)(12)
14.	TYPE OF REPORTING PERSON CO

(10) The 7,580,619 shares of Common Stock of the Company are owned by Capital Melody. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Pursuant to the Li STA, Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(11) In addition to the 7,580,619 shares of Common Stock of the Company shown above owned by Capital Melody (and beneficially owned by Mr. Qiang Li), as further described in Item 2 below, Capital Melody and Mr. Qiang Li could also be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr, Wanchun Hou and Chief Honour. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(12) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 18, 2013, as disclosed in the Schedule 14A filed by the Company with the SEC on November 22, 2013.

5

This amendment No. 1 (this “Amendment No. 1”) is filed jointly by Dr. Wanchun Hou (“Dr. Hou”), Chief Honour, Mr. Qiang Li (“Mr. Li”) and Capital Melody. Dr. Hou, Chief Honour, Mr. Li and Capital Melody are collectively referred to herein as the “Reporting Persons.”

This Amendment No. 1 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Trunkbow International Holdings Limited, a Nevada corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2012 (the “Original Schedule 13D”).

ITEM 2	IDENTITY AND BACKGROUND

The first paragraph in (a)-(f) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act by reason of the Merger Agreement, the Contribution Agreement, the Equity Commitment Letter, the Limited Guaranty (each as defined below) and the Entrustment Agreement as described in Item 4 below.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The third paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

As further described in Item 4 below, the transactions contemplated by the Merger Agreement, including the Merger (as defined below), will be financed by cash equity financing provided by Dr. Hou and Mr. Li pursuant to the terms and conditions of the Equity Commitment Letter (as defined below) and the contribution by the Reporting Persons of Rollover Shares (as defined below) to Parent pursuant to the Contribution Agreement. Chief Honour and Capital Melody have also arranged a term loan facility with China Minsheng Banking Corp., Ltd., Hong Kong Branch (“HK Minsheng Bank”) in accordance with the Facility Letter (as defined below), which will be secured by a standby letter of credit (the “SBLC”) to be issued by China Minsheng Banking Corporation Limited (“PRC Minsheng Bank”) in favor of HK Minsheng Bank and the SBLC will in turn be secured by the personal assets of Dr. Hou and Mr. Li located within the PRC. The proceeds from the term loan will be used for dividend distribution to the shareholders of Chief Honour and Capital Melody and Dr. Hou and Mr. Li will cause the proceeds of such distribution to be used to fund the equity financing under the Equity Commitment Letter.

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth in or incorporated by reference in Items 4 of the Original Schedule 13D, as amended by this Amendment No. 1, are hereby incorporated herein by reference.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On December 10, 2013, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Trunkbow Merger Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”) and Trunkbow International Merger Sub Limited, a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash equal to US$1.46 (the “Merger Consideration”), without any interest thereon, except for the shares of Common Stock (i) held by the Company as treasury stock or beneficially owned by any wholly owned subsidiary of the Company, or (ii) beneficially owned by Parent or Merger Sub, including the Rollover Shares (as defined below). All of the shares of Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and cease to exist as of the effective time of the Merger. All of the Rollover Shares will be cancelled without any consideration as of the effective time of the Merger.

6

The Merger is subject to customary closing conditions, including, but not limited to, adoption of the Merger Agreement by the affirmative vote of both (i) the holders of a majority of the outstanding shares of Common Stock and (ii) holders of a majority of the outstanding shares of Common Stock (excluding the Rollover Shares).

Parent and Merger Sub agreed to cause Dr. Hou and Mr. Li to deposit within two months after the date of the Merger Agreement US$30,150,000 (the “Escrow Amount”) in cash into a designated interest-bearing escrow account, which will be jointly controlled by the Company and Parent until the earlier of the closing date of the Merger and the date on which the Merger Agreement is validly terminated. At or prior to the effective time of the Merger, the Escrow Amount shall be used to fund the equity financing pursuant to the terms and conditions of the Equity Commitment Letter and released into the account of an exchange agent for the benefit of the Company’s stockholders.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately held company beneficially owned by Dr. Hou and Mr. Li and the shares of Common Stock of the Company will no longer be listed on the NASDAQ Global Market.

Contribution Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a contribution agreement with Parent (the “Contribution Agreement”), pursuant to which they agreed that, immediately prior to the closing of the Merger and without further action by the Reporting Persons, all of the 16,156,983 shares of Common Stock of the Company beneficially owned by the Reporting Persons (the “Rollover Shares”) will be contributed to Parent in exchange for the newly issued shares of Parent.

The Reporting Persons agreed, with respect to the Rollover Shares beneficially owned by such Reporting Person, to vote (i) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay or postpone, discourage or adversely affect the Merger Agreement or the transactions contemplated therein and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement, or of any Reporting Person contained in the Contribution Agreement. In addition, the Reporting Persons agreed to appoint Parent and any other designee of Parent as their proxy and attorney-in-fact (with full power of substitution) to vote their Rollover Shares as indicated above.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Dr. Hou and Mr. Li entered into a commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which Dr. Hou and Mr. Li committed, on a joint and several basis, to purchase, or cause the purchase of, at or immediately prior to the effective time of the Merger, equity interests of Parent for an aggregate cash purchase price equal to US$30,150,000, which will be used by Parent solely for the purpose of funding the aggregate amount of the Merger Consideration required to be paid by Parent to consummate the Merger in accordance with the Merger Agreement, together with all related fees and expenses.

Limited Guaranty

Concurrently with the execution of the Merger Agreement, Dr. Hou and Mr. Li entered into a limited guaranty (the “Limited Guaranty”) with the Company, pursuant to which each of Dr. Hou and Mr. Li absolutely, unconditionally and irrevocably guaranteed to the Company, severally but not jointly, on the terms and subject to the conditions therein, the due and punctual payment when due of his percentage (Dr. Hou as to 52.97% and Mr. Li as to 47.03%) of the payment obligations of Parent to the Company with respect to the termination fee that may be payable by Parent to the Company under the Merger Agreement.

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The Limited Guaranty will terminate as of the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms where the termination fee to be paid by Parent to the Company is not payable and there is no unpaid expense obligation of Parent, and (iii) in the case of a termination of the Merger Agreement for which the termination fee to be paid by Parent to the Company is payable, the date falling 90 days after such termination, or if the Company has made a written claim with respect to the guaranteed obligations under this Limited Guaranty prior to such a date, the time upon the final, non-appealable resolution of such action or satisfaction of the guaranteed obligations.

Facility Letter

Chief Honour and Capital Melody entered into a facility letter with HK Minsheng Bank, dated December 6, 2013 (the “Facility Letter”), pursuant to which HK Minsheng Bank will provide a term loan facility in the aggregate amount of up to US$30,150,000 to Chief Honour and Capital Melody and the loan proceeds may be used for dividend distribution to the shareholders of Chief Honour and Capital Melody.

The descriptions of the Merger Agreement, the Contribution Agreement, the Equity Commitment Letter, the Limited Guaranty and the Facility Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Contribution Agreement, the Equity Commitment Letter, the Limited Guaranty and the Facility Letter, which have been filed as Exhibits 7.06, 7.07, 7.08, 7.09 and 7.10 respectively, and are incorporated herein by this reference.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) of Item 5 of the Original Schedule 13D is hereby amended as follows:

Each reference of “(based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012, as provided by the Company)” is replaced with “(based on 36,807,075 shares of Common Stock of the Company outstanding as of November 18, 2013, as disclosed in the Schedule 14A filed by the Company with the SEC on November 22, 2013)”.

Item 5(c) of the Original Schedule 13D is hereby updated as follows:

(c) Except as described in this Amendment No. 1, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Merger Agreement, the Contribution Agreement, the Equity Commitment Letter, the Limited Guaranty and the Facility Letter under Item 4 is incorporated herein by reference in its entirety.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01†	Joint Filing Agreement by and among the Reporting Persons, dated November 6, 2012
Exhibit 7.02†	Share Transfer Agreement by and between Lao Chi Weng and Dr. Wanchun Hou, dated September 21, 2009
Exhibit 7.03†	Share Transfer Agreement by and between Lao Chi Weng and Mr. Qiang Li, dated September 21, 2009
Exhibit 7.04†	Entrustment Agreement by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Wanchun Hou and Mr. Qiang Li, dated May 30, 2011
Exhibit 7.05†	Non-binding Proposal Letter
Exhibit 7.06	Agreement and Plan of Merger by and among Trunkbow International Holdings Limited, Trunkbow Merger Group Limited and Trunkbow International Merger Sub Limited, dated December 10, 2013 (incorporated herein by reference to Exhibit 2.1 to the Company’s Report on Form 8-K filed with the SEC on December 10, 2013)
Exhibit 7.07	Contribution Agreement by and among Dr. Wanchun Hou, Chief Honour Investments Limited, Mr. Qiang Li, Capital Melody Limited and Trunkbow Merger Group Limited, dated December 10, 2013
Exhibit 7.08	Commitment Letter by and among Dr. Wanchun Hou, Mr. Qiang Li and Trunkbow Merger Group Limited, dated December 10, 2013
Exhibit 7.09	Limited Guaranty by and among Dr. Wanchun Hou, Mr. Qiang Li and Trunkbow International Holdings Limited, dated December 10, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed with the SEC on December 10, 2013)
Exhibit 7.10	Facility Letter by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch, dated December 6, 2013

† Previously filed on November 6, 2012

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013

Wanchun Hou

	By:	/s/ Wanchun Hou
Name: Wanchun Hou

Chief Honour Investments Limited

	By:	/s/ Wanchun Hou
Name: Wanchun Hou
Title: Director

Qiang Li

	By:	/s/ Qiang Li
Name: Qiang Li

Capital Melody Limited

	By:	/s/ Qiang Li
Name: Qiang Li
Title: Director

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